Exhibit 11.1

WILLIS LEASE FINANCE CORPORATION
AND SUBSIDIARIES
Computation of Earnings Per Share
(In thousands, except per share data, unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2010	2009	2010	2009
Basic
Earnings:
Net income attributable to common shareholders	$2,301	$8,517	$5,694	$18,994

Shares:
Average common shares outstanding	8,683	8,501	8,691	8,440

Basic earnings per common share	$0.27	$1.00	$0.66	$2.25

Assuming full dilution
Earnings:
Net income attributable to common shareholders	$2,301	$8,517	$5,694	$18,994

Shares:
Average common shares outstanding	8,683	8,501	8,691	8,440
Potentially dilutive common shares outstanding	397	660	565	587
Diluted average common shares outstanding	9,080	9,161	9,256	9,027

Diluted earnings per common share	$0.25	$0.93	$0.62	$2.10

Supplemental information:

The difference between average common shares outstanding to calculate basic and assuming full dilution is due to options outstanding under the 1996 Stock Options/Stock Issuance Plan and restricted stock issued under the 2007 Stock Incentive Plan.

The calculation of diluted earnings per share for the three months ended September 30, 2010 excluded from the denominator 212,000 options and 190,375 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the three months ended September 30, 2009 excludes from the denominator zero options and zero restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.

The calculation of diluted earnings per share for the nine months ended September 30, 2010 excluded from the denominator zero options and 4,286 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive. The calculation of diluted earnings per share for the nine months ended September 30, 2009 excludes from the denominator 40,700 options and 2,300 restricted stock awards granted to employees and directors because their effect would have been anti-dilutive.